UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 16)*

                           EDISON CONTROL CORPORATION
                           --------------------------
                                (Name of Issuer)

                          COMMON STOCK, PAR VALUE $.01
                          ----------------------------
                         (Title of Class of Securities)

                                    280883109
                                    ---------
                                 (CUSIP Number)

        William B. Finneran, First Union Securities, 12 East 49th Street,
                     New York, New York 10017 (212) 317-4747
                     ---------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 March 28, 2001
                                 --------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
                               CUSIP No. 280883109
                               -------------------

 1. NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NUMBERS OF ABOVE PERSONS William B. Finneran

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)[ ]    (b)[ ]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS
          PF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)[ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          United States

Number of shares beneficially owned by each reporting person with:
-----------------------------------------------------------------

     7.   SOLE VOTING POWER
           1,645,378 (including warrant to purchase 500,000 shares)

     8.   SHARED VOTING POWER
           -0-

     9.   SOLE DISPOSITIVE POWER
            1,645,378 (including warrant to purchase 500,000 shares)

     10.  SHARED DISPOSITIVE POWER
            -0-

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,645,378 (including warrant to purchase 500,000 shares)

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          57.4%

14.  TYPE OF REPORTING PERSON
          IN

The Schedule 13D filed April 14, 1989 (the "Schedule 13D") of William B. Finneran, relating to the Common Stock, par value $. 0l per share (the "Common Stock") issued by Edison Control Corporation, a New Jersey corporation (the "Company"), is hereby amended by this Amendment No. 16 to the Schedule 13D as follows:

Item 3.  Source and Amount of Funds or other Consideration.
----------------------------------------------------------

On March 28, 2001, Mr. Finneran used personal funds in the aggregate amount of $205,187.50 to purchase 46,900 shares of Common Stock at $4.375 per share.

Item 4.  Purpose of Transaction.
-------------------------------

The shares were acquired by Mr. Finneran for his investment account. Mr. Finneran is currently Chairman of the Board of the Company.

Item 5.  Interest in Securities of the Issuer.
---------------------------------------------

The aggregate percentage of shares of Common Stock reported owned by each person herein is based upon 2,365,223 shares outstanding, which is the number of shares outstanding as of March 28, 2001.

As of the close of business on March 28, 2001, Mr. Finneran owns directly 1,145,378 shares of Common Stock and holds a warrant to purchase 500,000 shares of Common Stock, thereby totaling 1,645,378 shares of Common Stock. Such shares constitute approximately 57.4% of the shares outstanding (based upon 2,865,223 shares which would be outstanding upon the exercise of the warrant). By reason of the provisions of Rule 13d-3, Mr. Finneran may be deemed to own beneficially the 4,760 shares owned by UGMA Accounts, which when aggregated with the shares owned by Mr. Finneran, total 1,650,138 (including warrant to purchase 500,000 shares), constituting approximately 57.6% of the shares outstanding (based upon 2,865,223 shares which would be outstanding upon the exercise of the warrant).


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 5, 2001                      /s/ William B. Finneran
                                           -----------------------
                                           William B. Finneran